Filed by Tim Hortons Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Tim Hortons Inc.; Burger King Worldwide, Inc.

Commission File No.: 001-32843, 001-35511

S-4 File No.: 333-198769

IMPACT OF THE BUSINESS COMBINATION WITH BURGER KING WORLDWIDE, INC.

ON EMPLOYEE SHARES AND EQUITY AWARDS

Under the terms of the proposed business transaction among Tim Hortons Inc. (“Tim Hortons”) and Burger King Worldwide, Inc. (“Burger King Worldwide”) both Tim Hortons and Burger King Worldwide will become separate subsidiaries of a new publicly-traded parent company (“Holdings”). The transaction contemplates that all common shares of Tim Hortons (“Tim Hortons Shares”) will be exchanged pursuant to a plan of arrangement (“Arrangement”) for cash and/or newly-issued common shares of Holdings and the Tim Hortons common shares will be delisted from the Toronto Stock Exchange and New York Stock Exchange.

The Arrangement will affect your holdings of Tim Hortons Shares, including any Tim Hortons Shares held in your account with Solium and your vested and unvested equity awards granted under the Tim Hortons Stock Incentive Plans. The following information will outline the implications of the Arrangement for your holdings and describe some of the choices that will be made available to you.

You do not need to make any choices at this time. You will receive further details of the Arrangement and the steps you will need to take in due course. Please note that the foregoing is intended only to be a high-level summary and you are strongly encouraged to seek the advice of your own qualified tax, financial and other advisors.

Exchange of Tim Hortons Shares

All Tim Hortons shareholders will be entitled to receive C$65.50 in cash and 0.8025 newly-issued Holdings common shares (the “mixed consideration”) for each Tim Hortons Share they hold. Alternatively, Tim Hortons shareholders will also have the opportunity to make an election to receive either:

•	C$88.50 in cash in exchange for each Tim Hortons Share (the “cash consideration”) or

•	3.0879 newly issued Holdings common shares (the “shares consideration”).

Tim Hortons shareholders who elect to receive either the cash consideration or the shares consideration may not receive solely cash or solely Holdings common shares as elected because the final consideration will be subject to proration so that the total amount of cash paid and the total number of common shares of Holdings issued to Tim Hortons shareholders as a whole must be equal to the total amount of cash and number of common shares of Holdings that would have been paid and issued if all Tim Hortons shareholders received the mixed consideration.

A deadline will be set for making an election of preferred consideration and Tim Hortons shareholders who do not make a proper election prior to the deadline will be deemed to have elected to receive the mixed consideration.

Tax Considerations

The following is a brief summary of the expected tax consequences of the exchange and is not intended to be tax advice to any particular holder. You are encouraged to consult your own financial or tax advisor concerning the details of your own particular situation and to consult the Registration Statement on Form S-4 which has been filed with the Securities and Exchange Commission by Holdings and Partnership on September 16, 2014.

The disposition of Tim Hortons Shares by a Canadian resident shareholder is viewed as a taxable transaction for Canadian residents in Canada for Canadian income tax purposes, regardless of whether you elect to receive cash, shares, or a combination of both; and the gain, if any, from the exchange will be treated as a capital gain. For U.S. shareholders, although the matter is not completely settled, for U.S. federal income tax purposes, gain, if any, should be taxable only to the extent of the cash consideration received and will constitute long term capital gain if the stock has been held for more than one year.

FOR ALL PARTICIPANTS:

Your Tim Hortons Shares Held in Solium

You will be entitled to receive the mixed consideration, or to elect to receive the cash consideration or the shares consideration, for each Tim Hortons Share in your Solium account on the same basis as other Tim Hortons shareholders.

Further details on making this election will be provided at a later date. Please note that your election will apply to all Tim Hortons Shares you hold with Solium.

Tax Implications

Further details of the tax implications will be provided at the time of your election. However, any tax description will be of a general nature only and is not intended to be tax advice to any particular holder. You are encouraged to consult your own financial or tax advisor concerning the details of your own particular situation.

November 2014 Vesting of Restricted Stock Units (RSUs)

Assuming completion of the Arrangement occurs after November 15, 2014, all RSUs that are scheduled to vest on November 15, 2014 will, subject to your continued employment through such date, vest and be settled in the form of Tim Hortons Shares in the normal manner and be subject to normal taxation and tax withholding on settlement. Further settlement details will be provided closer to the vesting date through Solium.

For purposes of the Arrangement, any vested Tim Hortons Shares received on settlement of such RSUs held in your Solium account on completion of the Arrangement will be treated in the same manner as your other Tim Hortons Shares held in your Solium account.

Unvested RSUs

Under the terms of the Arrangement, any RSUs which have not vested prior to completion of the Arrangement will FULLY VEST and one Tim Hortons Share will be provided to you for each vested RSU pursuant to the Arrangement. Please note that vesting continues to be subject to normal taxation and tax withholding. The net number of Tim Hortons Shares after tax withholding will be deposited in your Solium account and treated in the same manner as the other Tim Hortons Shares held in your Solium account, including with respect to your ability to make the mixed, cash or share consideration election described above.

Trading of Shares

We remind you that all trading in Tim Hortons securities remains subject to the Tim Hortons Insider Trading and Window Trading Policies. Pursuant to those policies, (i) if you are an Insider B, any trade in Tim Hortons securities must be cleared in advance by the securities legal group, and (ii) if you are an Insider A, any trade in Tim Hortons securities must be cleared in advance by the securities legal group and made during an open trading window. Once you have received pre-clearance, the company will notify Solium and you can initiate your transaction through your Solium Shareworks account.

Solium

The details of your Tim Hortons Shares and vested and unvested awards in your Solium account are available at www.solium.com. The service center is open from 8:00 am to 8:00 pm ET Monday to Friday.

North America: 1.877.380.7793	International: 1 + international code + 403.515.3909
Email: help@solium.com	Website: www.solium.com

FOR VICE-PRESIDENTS AND ABOVE ONLY:

Unvested Performance Stock Units (PSUs)

Under the terms of the Arrangement, any PSUs which have not vested prior to completion of the Arrangement will FULLY VEST, and for such purposes the performance measures will be deemed to have been met at the maximum or highest level achievable for the award. This means the PSU awards will vest at 175% of the PSUs granted. One Tim Hortons Share will be provided to you for each such vested PSU pursuant to the Arrangement. Please note that vesting continues to be subject to normal taxation and tax withholding. The net number of Tim Hortons Shares after tax withholding will be deposited to your Solium account and treated in the same manner as the other Tim Hortons Shares held in your Solium account, including with respect to your ability to make the mixed, cash or share consideration election described above.

Vested Stock Options/Stock Appreciation Rights (SARs)

Your vested stock options/SARs may be exercised at any time prior to completion of the Arrangement in the normal manner, and any such exercises will be subject to normal taxation and tax withholding. For purposes of the Arrangement, if you exercise stock options (and not the tandem SAR) in advance of the completion of the Arrangement, then any Tim Hortons Shares received on exercise of such vested stock options held in your Solium account on completion of the Arrangement will be treated in the same manner as your other Tim Hortons Shares held in your Solium account, including with respect to your ability to make the mixed, cash or share consideration election described above. We remind you that the exercise of vested stock options/SARs remains subject to Tim Hortons Insider Trading and Window Trading Policies.

For your vested stock options and tandem SARs which have not been exercised prior to completion of the Arrangement, you may choose one of the following.

•	Surrender of Stock Options – You can elect to surrender your vested stock options and tandem SARs to Tim Hortons for cancellation and be issued in exchange a number of Tim Hortons Shares, rounded down to the nearest whole share, equal in value to the “in-the-money value” of such stock options. The “in-the-money value” of the stock option is the amount by which the fair market value of a Tim Hortons Share exceeds the exercise price of the stock option. The “in-the-money value” is subject to taxation and tax withholding. The net number of Tim Hortons Shares will be deposited in your Solium account and treated in the same manner as the other Tim Hortons Shares held in your Solium account, including with respect to your ability to make the mixed, cash or share consideration election described above.

Further details on making an election to surrender your stock options and on making an election regarding the form of consideration to be received for the Tim Hortons Shares issued upon surrender of your stock options will be provided at a later date.

•	Do nothing – Pursuant to the Arrangement, any vested stock options (and their tandem stock appreciation right) which have not been exercised or surrendered for cancellation on or before completion of the Arrangement will be exchanged for vested stock options (with a tandem stock appreciation right) to acquire Holdings common shares in the manner described below.

Unvested Stock Options and Stock Options Not Exercised or Surrendered

All unvested stock options (and their tandem stock appreciation rights) and any vested stock options which have not been not exercised or surrendered on or before completion of the Arrangement (and their tandem stock appreciation rights) will be exchanged for stock options to acquire common shares of Holdings (with tandem stock appreciation rights).

The number of Holdings stock options and the exercise price thereof will be determined based on an exchange ratio of 3.0879 Holdings common shares for each Tim Hortons Share so that the in-the-money value of the new Holdings stock options will, subject to rounding, be equal to (but not exceed) the in-the-money value of the exchanged Tim Hortons stock options. Except for the exercise price and the number of shares covered by the options, each Holdings stock option will continue to be subject to all of the same terms and conditions as were applicable to the applicable exchanged Tim Hortons immediately prior to the closing of the proposed transaction (including, but not limited to, the term to expiry, manner of exercising and vesting schedule).

Example:	You hold stock options to acquire 1,000 Tim Hortons Shares exercisable at $40 per Tim Hortons Share

Number of Holdings stock options = 1,000 x 3.0879 = 3,087 (the result of this calculation will always be rounded down to the nearest whole number of Holdings common shares)

Exercise price = $40 ÷ 3.0879 = $12.96 (the resulting exercise price will always be rounded up to the nearest whole cent)

Employees who receive stock options to acquire Holdings common shares in exchange for their Tim Hortons stock options should be deemed not to have disposed of their Tim Hortons stock options and therefore should not realize any taxable gain or loss on the exchange. The description of the tax consequences in this memo is of a general nature only and is not intended to be tax advice to any particular holder. You are encouraged to consult your own financial or tax advisor concerning the details of your own particular situation. If you are a resident of a country other than Canada or the U.S., you will need to consult a local tax advisor to determine the tax consequences in your country.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On September 16, 2014, Holdings and Partnership filed a Registration Statement on Form S-4 with the SEC in connection with the transactions, which includes a draft joint information statement/circular of Burger King Worldwide and Tim Hortons that also constitutes a preliminary prospectus of Holdings and Partnership in connection with the proposed transactions. These materials are not yet final and may be further amended. The joint information statement/circular will also be filed with the Canadian securities regulators and mailed to holders of Tim Hortons common shares after the Registration Statement is declared effective by the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TIM HORTONS, BURGER KING WORLDWIDE, HOLDINGS, PARTNERSHIP AND THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov, and at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, a copy of the joint information statement/circular (when it becomes available) may be obtained free of charge from Tim Hortons internet website for investors www.timhortons-invest.com, or from Burger King Worldwide’s investor relations website at http://investor.bk.com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or Burger King Worldwide, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Certain Information Regarding Participants

Tim Hortons, Burger King Worldwide, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding Tim Hortons directors and executive officers is available in its management proxy circular filed by Tim Hortons on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com on March 21, 2014 in connection with its 2014 annual meeting of shareholders, and information regarding Burger King Worldwide’s directors and executive officers is available in its proxy statement filed with the SEC by Burger King Worldwide on April 2, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

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